January 7, 2011
VIA EDGAR CORRESPONDENCE
James Peklenk
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com
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Re:	Medicis Pharmaceutical Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for the Nine Months Ended September 30, 2010
Filed November 9, 2010
File No. 001-14471
Dear Mr. Peklenk:
     On behalf of Medicis Pharmaceutical Corporation (the “Company”), we are responding to your letter dated December 22, 2010 with respect to the above-referenced filings. Pursuant to our conversation today, the Company hereby confirms its expectation that, on or about January 24, 2011, it will provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments.
     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (714) 755-2231.

Very truly yours,
/s/ Wesley C. Holmes
Wesley C. Holmes
of LATHAM & WATKINS LLP

cc:	Seth L. Rodner, Esq., of Medicis Pharmaceutical Corporation Christopher A. Van Tuyl, Esq., of Medicis Pharmaceutical Corporation